Exhibit 99.4

ANNUAL GENERAL MEETING APRIL 15, 2015 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”) TO BE HELD ON WEDNESDAY, APRIL 15, 2015 AT 12:00 P.M. CET AT THE HOTEL SOFITEL LEGEND THE GRAND AMSTERDAM, OUDEZIJDS VOORBURGWAL 197, 1012 EX, AMSTERDAM, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2014

a.  Application of the remuneration policy in 2014 (discussion only item)

b.  Policy on additions to reserves and on dividends (discussion only item)

c.  Adoption of the 2014 Annual Financial Statements (voting item)

d.  Determination and distribution of dividend (voting item)

e.  Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND THE NON-EXECUTIVE DIRECTORS

a.  Re-appointment of Sergio Marchionne (voting item)

b.  Re-appointment of Richard J. Tobin (voting item)

c.  Re-appointment of John P. Elkann (voting item)

d.  Re-appointment of Mina Gerowin (voting item)

e.  Re-appointment of Maria Patrizia Grieco (voting item)

f.  Re-appointment of Léo W. Houle (voting item)

g.  Re-appointment of Peter Kalantzis (voting item)

h.  Re-appointment of John B. Lanaway (voting item)

i.  Re-appointment of Guido Tabellini (voting item)

j.  Re-appointment of Jacqueline Tammenoms Bakker (voting item)

k.  Re-appointment of Jacques Theurillat (voting item)

4.	REPLACEMENT OF THE EXISTING DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY AND RELATED MATTERS (VOTING ITEM)

5.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairman of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2014

2a Application of the remuneration in 2014 (discussion only item)

The director’s remuneration report for 2014 is contained in the Company’s Annual Report and complies with the Remuneration Policy adopted by the Shareholders at the annual General Meeting held in 2014. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2b Policy on additions to reserves and on dividends (discussion only item)

Subject to the adoption of the 2014 Annual Financial Statements (inclusive of both Consolidated and Statutory Financial Statements) by the General Meeting of Shareholders and in accordance with article 22, paragraph 3, of the articles of association of the Company, the Board proposes to distribute a dividend in cash of EUR 271,000,000 after allocation of the relevant amount to the special voting shares dividend reserve in accordance with article 22, paragraph 4, of the articles of association and to allocate the remaining amount of net profits of the Company to the Company’s retained earning reserve.

2c Adoption of the 2014 Annual Financial Statements (voting item)

The executive directors of the Company will give a presentation of the development of the business and results achieved in 2014. Further, the Report on Operations will be discussed, for which reference is made to the relevant sections of the Annual Report.

The Company’s 2014 Annual Financial Statements have been drawn up by the Board and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2014 Annual Financial Statements are adopted by the Annual General Shareholders’ Meeting.

2d Determination and distribution of dividend (voting)

The Board recommends a dividend of EUR 0.20 per common share and this means that the 2014 total dividend will amount to approximately EUR 271,000,000.

The dividend will be payable on April 29, 2015

2e Release from liability of the executive directors and the non-executive directors (voting)

The General Meeting of Shareholders is requested to release: (i) the executive directors from liability for their management insofar as such management is apparent from the financial statements or otherwise disclosed to the general meeting prior to the adoption of the annual accounts, and (ii) the non-executive directors from liability for their supervision insofar as such supervision is apparent from the financial statements or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

Item 3: Re-appointment of executive directors and non-executive directors

Pursuant to article 13, paragraph 3 of the articles of association of the Company, the term of office of the executive directors and the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year. Each executive director and each non-executive director may be re-appointed at any subsequent General Meeting of Shareholders. Both executive directors and all non-executive directors are eligible and have stated their willingness to accept a re-appointment.

In light of the size of the Company, the complexity and specific characteristics of the segments in which it operates and the geographic spread of its business, the Board must be formed by persons with skills, experiences and cultures, both general and specific, acquired in an international environment, not only in relation to the capital goods industry but also with respect to general macroeconomics and market globalization issues. An adequate and diversified mix of skills, expertise, and gender are necessary prerequisites to achieve a Board having the appropriate collegial capabilities.

The composition of the Board should also be correctly balanced between executive directors, i.e. those who hold responsibility for the day-to-day management and are vested with executive powers, and non-executive directors. Finally, the presence of independent directors is essential in order to protect the interests of all shareholders and third parties. On the basis of the proposal made by the Governance and Sustainability Committee, the Board therefore proposes that the number of directors be confirmed at eleven, a number which deemed appropriate for the effective functioning of the Board and its Committees, and recommends the re-appointment of all the current members.

Pursuant to the articles of association of the Company, the new term of office of the directors will expire on the day of the first annual General Meeting of Shareholders that will be held in 2016. The directors’ remuneration will comply with the Remuneration Policy adopted by the Shareholders at the annual General Meeting held in 2014.

3a Re-appointment of Sergio Marchionne (voting)

3b Re-appointment of Richard J. Tobin (voting)

The Board believes that the contribution and performance of both executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint Sergio Marchionne and Richard J. Tobin as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

3c Re-appointment of John P. Elkann (voting)

3d Re-appointment of Mina Gerowin (voting)

3e Re-appointment of Maria Patrizia Grieco (voting)

3f Re-appointment of Léo W. Houle (voting)

3g Re-appointment of Peter Kalantzis (voting)

3h Re-appointment of John B. Lanaway (voting)

3i Re-appointment of Guido Tabellini (voting)

3j Re-appointment of Jacqueline Tammenoms Bakker (voting)

3k Re-appointment of Jacques Theurillat (voting)

Likewise, the Board believes that the contribution and performance of the non-executive directors seeking re-appointment at the Annual General Meeting of Shareholders continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board recommends to re-appoint John P. Elkann, Mina Gerowin, Maria Patrizia Grieco, Léo W. Houle, Peter Kalantzis, John B. Lanaway, Guido Tabellini, Jacqueline Tammenoms Bakker and Jacques Theurillat as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.cnhindustrial.com).

Item 4: Replacement of the existing delegation to the Board of the authority to acquire common shares in the Company and related matters (voting)

The General Meeting of Shareholders granted the Board the authority to acquire common shares in its own capital through stock exchange trading or otherwise to a maximum of up to 10% of the issued common shares on April 16, 2014 for a period expiring on October 15, 2015. In accordance with article 7 of the articles of association of the Company, it is proposed to replace the existing authority and again grant the Board the authority to acquire common shares in its own capital through stock exchange trading or otherwise, for a period of 18 months from the date of the 2015 Annual General Meeting of Shareholders and therefore up to and including October 14, 2016.

The Board’s authority shall be limited to a maximum of up to 10% of the issued common shares on April 15, 2015 and at a price not exceeding 10% of the market price of such common shares on the NYSE and/or the MTA; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

Item 5: Close of meeting

The chairman of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF CNH INDUSTRIAL N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.